Exhibit 99.1

CREDIT SUISSE AG
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325 6665

Media Release

September 30, 2015

Credit Suisse Announces Launch of the “MLTI” ETN Providing Exposure to an NYSE Index Comprised of up to 120 Income-Producing Securities

The new ETN is linked to the NYSE Multi-Asset High Income Index (the “Index”).

New York, September 30, 2015 Credit Suisse today announced the launch of its X-Links Multi-Asset High Income ETN which is listed under the ticker symbol “MLTI” and will begin trading on NYSE Arca this morning.

MLTI Profile

Underlying Index	NYSE Multi-Asset High Income Index
Index Constituents	Up to 120 U.S.-listed, income-producing securities
Index Yield*	7.93%
Income Potential	Variable monthly coupon**
Annualized Tracking Fee Rate	0.84%, accrued on a daily basis

* The Index Yield was calculated by NYSE Arca as of September 23, 2015 and represents the weighted-average of the 12-month dividend yields of the current Index Constituents. The Index was launched on March 30, 2015; therefore, no historical information regarding constituents or dividend yields is available prior to that date. Because the Index Yield does not reflect investor fees or applicable withholding taxes, if any, and because the variable monthly coupon that may be paid by the ETN, if any, is subject to fees and withholding taxes, the yield on the ETNs will always be less than the Index Yield (and the total return on the ETNs will always be less than the total return on a hypothetical direct investment in the Index or Index Constituents).

** Investors are not guaranteed any coupon or distribution amount under the ETN. Any payment on the ETN is subject to our ability to pay our obligations as they become due.

“Investors seeking income typically turn to investments in a single asset segment,” said Paul Somma, Head of Exchange Traded Notes at Credit Suisse. “MLTI’s exposure to a multi-asset and multi-sector index is designed to provide income investors with access to a diverse mix of income-producing assets in a single, exchange-traded security.”

NYSE Multi-Asset High Income Index

MLTI tracks the NYSE Multi-Asset High Income Index (the “Index”), which is comprised of a broad, diversified basket of up to 120 publicly-traded securities that historically have paid high dividends or distributions (the “Index Constituents”). The index sponsor designed the Index’s features with a view to highlighting income, while its choice of diverse Index Constituent sectors seeks to minimize volatility. The Index methodology incorporates minimum free float market capitalization; dividend yield and frequency; liquidity minimums; and asset class and sector weighting requirements. The Index is rebalanced quarterly to maintain the target weightings set forth in the chart below.

Sector Target Weightings

Top 10 Constituents (by weight)

Name	Ticker	Sector	Weight
iShares iBoxx $ High Yield Corporate Bond Fund	HYG	High Yield Bonds	8.45%
iShares US Preferred Stock ETF	PFF	Preferred Stock/Convertible Bonds	8.11%
iShares JPMorgan USD Emerging Market Bond ETF	EMB	Emerging Markets Bonds	6.68%
SPDR Barclays High Yield Bond ETF	JNK	High Yield Bonds	6.53%
Annaly Capital Management Inc	NLY	Mortgage REITs	4.63%
iShares DJ International Select Dividend Index Fund	IDV	International Equities	4.35%
PowerShares Emerging Markets Sovereign Debt Port	PCY	Emerging Markets Bonds	4.05%
American Capital Agency Corp	AGNC	Mortgage REITs	3.44%
Ares Capital Corp	ARCC	BDCs	3.29%
Prospect Capital Corp	PSEC	BDCs	3.17%

Source: NYSE Arca, as of September 23, 2015.

More information on the Credit Suisse X-Links Multi-Asset High Income ETN (MLTI) can be found on: www.credit-suisse.com/etn

Press Contact

Nicole Sharp, Credit Suisse AG, telephone +1 212 325 8708, nicole.sharp@credit-suisse.com

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

The ETNs may not be suitable for all investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs. The ETNs are subject to the credit risk of Credit Suisse. You may receive less, and possibly significantly less, than the principal amount of your investment at maturity or upon repurchase or sale. There is no actual portfolio of assets in which any investor in the ETNs has any ownership or other interest.  An investment in the ETNs involves significant risks. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse AG

Credit Suisse AG is one of the world’s leading financial services providers and is part of the Credit Suisse group of companies (referred to here as ‘Credit Suisse’). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 46,600 people. The registered shares (CSGN) of Credit Suisse’s parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the applicable Pricing Supplement that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or clicking the hyperlinks below:

MLTI:

Pricing Supplement dated September 29, 2015:

https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=MLTI

Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling 1-800-320-1225.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

Copyright © 2015, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.